Filed by Community Bankers Acquisition Corp.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company:
Community Bankers Acquisition Corp.
Commission File No. 001-32590
TransCommunity Financial Corporation
Commission File No. 000-33355
BOE Financial Services of Virginia, Inc.
Commission File No. 000-31711
The following is a press release that was issued by BOE Financial Services of Virginia, Inc. on April 30, 2008.
BOE FINANCIAL SERVICES OF VIRGINIA, INC. REPORTS 1st QUARTER RESULTS AND CONTINUED STRONG CREDIT QUALITY
April 30, 2008
TAPPAHANNOCK, Va., April 30/PRNewswire-FirstCall/ — BOE Financial Services of Virginia, Inc. (the “Company” or “BOE”) (Nasdaq: BSXT — News) reported net income was $374,000 for the quarter ended March 31, 2008 compared to $552,000 for the first quarter in 2007. Earnings per share, on a diluted basis, were $0.31 per share for the first quarter of 2008 compared to $0.45 per share for the same period in 2007. These results were largely impacted by the recognition of one-time merger related expenses associated with our proposed merger with Community Bankers Acquisition Corp (“CBAC”).
Increases in net interest income of $82,000 and non-interest income of $101,000 were exceeded by a $417,000 increase in non-interest expenses due to merger and branch expansion activities. Direct expenses related to BOE’s proposed merger with CBAC resulted in an increase in noninterest expenses of $194,000 in the first quarter of 2008 compared to the same period in 2007. The BOE special meeting of shareholders originally scheduled for Friday, April 25, 2008, to consider and vote on its proposed merger with CBAC, was adjourned until Wednesday, May 21, 2008. This was after learning that CBAC planned to adjourn its two shareholder meetings in order to provide its shareholders more time to consider and vote on the proposed merger with BOE, its proposed merger with TransCommunity Financial Corporation and related matters.
Other nonrecurring items during the first quarter of 2008 included a one-time gain by BOE of $90,000 related to the sale of the Company’s credit card portfolio and a write down of $88,000 on BOE’s ownership interest in Bankers Investments, which announced its sale to Infinex. The net impact of non-recurring items in the first quarter of 2008 was $192,000 in additional expenses, pre-tax, and subsequently resulted in a reduction in net income of $154,000, after applying the Company’s effective tax rate.
Excluding the nonrecurring items mentioned above, total noninterest expenses increased $223,000 during the first quarter of 2008 compared to the same period in 2007. Salaries represented the largest component of this increase, amounting to $118,000, or 13.7%, over the same period in 2007. Employee benefits and costs also increased, $32,000, or 11.8%, during the first quarter of 2008 compared to the same period in 2007. The increases in salaries and employee benefits and costs were largely composed of adding additional banking staff to operate two new branches in Northumberland County, Virginia. The Burgess office opened October 15, 2007 and Callao opened on January 2, 2008. Expansion efforts were the primary component, $48,000, or 44.4%, in increases in furniture and equipment related expenses for the first quarter of 2008 compared to the same period in 2007.
Offsetting these decreases to net income for the quarter ended March 31, 2008 was an increase of $99,000, or 23.2%, in total noninterest income. Provision for loan losses was $0 for both the first quarter of 2008 and 2007.

Loan quality remains strong as nonaccruing loans were $73,000 on March 31, 2008, or 0.03% of total loans, compared to $96.000, or 0.04% of total loans at December 31, 2007. Loans past due 90 days or more and accruing interest were $95,000 at March 31, 2008 and $17,000 at December 31, 2007. Net charged-off loans were $36,000 in the first quarter of 2008.
“Our two newly opened offices in Northumberland County are off to a tremendous start.” said George M. Longest, Jr., President and Chief Executive Officer. “The Burgess and Callao Offices have quickly established strong deposit and loan relationships. We feel Northumberland County possesses outstanding demographics. We also are incurring expenses related to our merger proposal with CBAC but hope to wrap up the transaction in the second quarter of this year. We are looking forward to operating in a new holding company environment but with the historic Bank of Essex name still in place. We are also pleased that our net interest income held steady in a rapidly decreasing interest rate environment and that our loan quality ratios, including past due and classified loans, have improved in the first three months of the year.”
BOE, which offers a broad range of financial services to consumers and businesses, currently operates eight Bank of Essex offices in Essex, King William, Hanover, Henrico and Northumberland counties. As of March 31, 2008 the Company had $315.848 million in total assets, which was an increase of $34.330 million, or 12.2% from March 31, 2007 total assets of $281.518 million. Total deposits at March 31, 2008 increased $19.225 million, or 8.2%, over the same total one year earlier to $252.993 million. Total loans at March 31, 2008 were $230.262 million compared to $199.126 million at March 31, 2007, an increase of $31.136 million, or 15.6%. BOE Financial Services of Virginia, Inc. stock trades on the NASDAQ Capital Market under the symbol BSXT.
Contact: Bruce E. Thomas, Sr. Vice President/Chief Financial Officer (804)-443-4343.

BOE Financial Services of Virginia, Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands)

	March 31,	December 31,	March 31,
Assets	2008	2007	2007

Cash and due from banks	$4,222	$4,100	$3,879
Federal funds sold	4,038	—	736
Securities available for sale, at fair value	52,500	52,543	54,415
Securities held to maturity (fair values approximates $3,029, $3,010 and $2,960, respectively)	3,000	3,000	3,000
Equity securities, restricted, at cost	2,136	1,761	1,536
Loans held for sale	883	497	250
Loans, net of allowance for loan losses ($2,559, $2,595 and $2,405, respectively)	227,703	218,954	196,720
Bank premises and equipment, net	10,801	10,663	10,336
Accrued interest receivable	1,494	1,514	1,467
Intangible assets, net	367	398	493
Other assets	8,704	9,001	8,704

Total assets	$315,848	$302,431	$281,536

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Non-interest bearing deposits	$26,876	$26,220	$27,532
Interest bearing deposits	226,117	218,373	206,235

Total deposits	$252,993	$244,593	$233,767

Federal funds purchased	—	3,152	—
Federal Home Loan Bank advances	24,500	17,000	12,000
Trust preferred capital notes	4,124	4,124	4,124
Accrued interest payable	990	1,007	809
Other liabilities	2,812	2,445	2,469

Total liabilities	$285,419	$272,321	$253,169

Commitments and Contingent Liabilities

Stockholders’ Equity
Common stock	$6,070	$6,062	$6,045
Surplus	5,613	5,577	5,503
Retained earnings	18,780	18,872	17,578
Accumulated other comprehensive (loss)	(34)	(401)	(759)

Total stockholders’ equity	$30,429	$30,110	$28,367

Total liabilities and stockholders’ equity	$315,848	$302,431	$281,536

BOE Financial Services of Virginia, Inc.
Consolidated Income Statements
(Unaudited)
(in thousands)

	For the	For the
	quarter ended	quarter ended
	March 31,	March 31,	Percent
	2008	2007	change
Interest and Dividend Income
Interest and fees on loans	$4,071	$3,759	8.3%
Interest and dividends on securities:
U.S. Treasury	4	4	0.0%
U.S. Government agencies	204	208	-1.9%
State and political subdivisions, nontaxable	332	354	-6.2%
State and political subdivisions, taxable	30	24	25.0%
Other securities	45	47	-4.3%
Interest on federal funds sold	13	18	-27.8%

Total interest and dividend income	$4,699	$4,414	6.5%

Interest Expense
Interest on deposits	$2,000	$1,819	10.0%
Interest on borrowings	304	282	7.8%

Total interest expense	$2,304	$2,101	9.7%

Net interest income	$2,395	$2,313	3.5%
Provision for Loan Losses	—	—

Net interest income after provision for loan losses	$2,395	$2,313	3.5%

Noninterest Income
Service charge income	$275	$235	17.0%
Net security gains	6	1	500.0%
Net gains on sales of loans	98	—
Write-down of LLC membership	(88)	—
Other income	236	190	17.9%

Total noninterest income	$527	$426	23.7%

Noninterest Expenses
Salaries	$980	$862	13.7%
Employee benefits and costs	304	272	11.8%
Occupancy expenses	130	123	5.7%
Furniture and equipment related expenses	156	108	44.4%
Data processing	144	140	2.9%
Stationery and printing	117	38	207.9%
Postage	42	60	-30.0%
Bank franchise tax	66	61	8.2%
Other operating expenses	518	376	37.8%

Total noninterest expenses	$2,457	$2,040	20.4%

Net income before income taxes	$465	$699	-33.5%
Income Taxes	91	147	-38.1%

Net income	$374	$552	-32.2%

Earnings Per Share, basic	$0.31	$0.46
Earnings Per Share, diluted	$0.31	$0.45

Additional Information About the Mergers and Where to Find It
Additional information about the proposed merger can be found in the definitive joint proxy statement/prospectus. The definitive joint proxy statement/prospectus relating to the BOE special meeting was filed with the SEC on March 31, 2008 and is available at www.sec.gov.
In connection with the proposed mergers, CBAC has filed with the SEC a registration statement on Form S-4 to register the shares of CBAC common stock to be issued to the shareholders of TFC as well as a registration statement on Form S-4 to register the shares of CBAC common stock to be issued to the shareholders of BOE. Each registration statement includes a joint proxy statement/prospectus, which has been mailed to the shareholders of CBAC and to the shareholders of TFC or BOE, as applicable, seeking their approval of the applicable merger. In addition CBAC, TFC, and BOE may file other relevant documents concerning the proposed mergers with the SEC.
WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENTS ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUSES FILED WITH THE SEC AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGERS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CBAC, TFC, AND BOE AND THE PROPOSED TRANSACTIONS. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of both joint proxy statement/prospectuses also may be obtained by directing a request by telephone or mail to: Community Bankers Acquisition Corp., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Investor Relations (telephone: (703) 759-0751). Free copies of the joint proxy statement/prospectus relating to the proposed merger of CBAC with TFC also may be obtained by directing a request by telephone or mail to: TransCommunity Financial Corporation, 4235 Innslake Drive, Glen Allen, Virginia 23060, Attention: Investor Relations (telephone: (804) 934-9999), or by accessing TFC’s website at http://www.TCFCorp.com under “Investor Relations.” Free copies of the joint proxy statement/prospectus relating to the proposed merger of CBAC with BOE also may be obtained by directing a request by telephone or mail to: BOE Financial Services of Virginia, Inc., 1325 Tappahannock Boulevard, Post Office Box 965, Tappahannock, Virginia 22560, Attention: Investor Relations (telephone: (804) 443-4343), or by accessing BOE’s website at http://www.bankofessex.com under “Investor Relations.” The information on BOE’s and TFC’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company, or CBAC, makes with the SEC.
CBAC, TFC and BOE and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of BOE and TFC, as applicable, and/or CBAC in connection with the mergers. Information about the directors and executive officers of CBAC is set forth in the Annual Report on Form 10-K filed with the SEC on March 31, 2008. Information about the directors and executive officers of TFC is set forth in the Annual Report on Form 10-K filed with the SEC on March 31, 2008. Information about the directors and executive officers of BOE is set forth in the Annual Report on Form 10-K filed with the SEC on March 31, 2008. Additional information regarding the interests of these participants and other persons who may be deemed participants in the mergers may be obtained by reading the joint proxy statement/prospectuses regarding the mergers filed with the SEC on March 31, 2008.

Caution Regarding Forward-Looking Statements
Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the mergers, including future financial and operating results, cost savings and enhanced revenues that may be realized from the mergers as well as other statements of expectations regarding the mergers and any other statements regarding future results or expectations. Each of CBAC, TFC and BOE intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies’ respective abilities to predict results, or the actual effect of future plans or strategies, are inherently uncertain. Factors which could have a material effect on the operations and future prospects of each of CBAC, TFC and BOE and the surviving corporation, include but are not limited to: (1) the businesses of CBAC, TFC, and BOE may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the mergers may not be fully realized or realized within the expected time frame; (3) revenues following the mergers may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the mergers; (5) the ability to obtain required regulatory and stockholder approvals, and the ability to complete the mergers on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board may adversely impact income; (7) changes in the quality and composition of the loan and securities portfolios, demand for loan products, deposit flows, competition, demand for financial services in BOE’s and TFC’s market areas may adversely affect operations; (8) CBAC, TFC and BOE’s implementation of new technologies and their ability to develop and maintain secure and reliable electronic systems may impact their respective businesses; (9) changes in accounting principles, policies, and guidelines may impact reported earnings; and (10) other risk factors detailed from time to time in filings made by CBAC, BOE or TFC with the SEC may be associated with their respective businesses. CBAC, TFC and BOE undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.
This release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such solicitation would be unlawful.
Source: BOE Financial Services of Virginia, Inc